April 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	WeWork Inc.

Registration Statement on Form S-1

Filed April 1, 2022

File No. 333-264085

Dear Mr. Holt:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, WeWork Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on April 13, 2022, or as soon thereafter as practicable.

Please call Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 to provide notice of the effectiveness of the Registration Statement.

* * *

[Signature Page Follows]

Very truly yours,

WEWORK INC.

By:	/s/ Jared DeMatteis
Name: Jared DeMatteis
Title: Chief Legal Officer and Corporate Secretary

cc:	Sandeep Mathrani

Chief Executive Officer

WeWork Inc.

[Signature Page to Acceleration Request Letter]